Exhibit 99.b

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VALUATION REPORT

TELEMIG CELULAR PARTICIPACOES S.A. AND TELEMIG CELULAR S.A.

GOLDMAN, SACHS & CO.
GOLDMAN SACHS DO BRASIL BANCO MULTIPLO S.A.
APRIL 07, 2008

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Table of Contents

I.   Executive Summary
II.  Information on Goldman Sachs
III. Information on Telemig
IV.  Summary of Valuation Analyses
A.   Volume Weighted Average Share Price
B.   Book Value per Share
C.   Discounted Cash Flow Analysis

Appendix A:  Valuation Supporting Materials
Appendix B:  Glossary
Appendix C:  Summary

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I. Executive Summary

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                                                                                 Executive Summary 3

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EXECUTIVE SUMMARY

o    On August 2, 2007,  Vivo announced  that it had signed a stock purchase  agreement with Telpart
     Participacoes S.A. ("Telpart") to acquire control of Telemig Holding for an aggregate amount of
     R$1,093 million, subject to certain price adjustments until the date of closing

o    The  Transaction  was concluded on April 3, 2008, upon the approval of the change of control by the Brazilian Regulatory Agency ANATEL and other customary closing conditions

     -    R$1.162 million  represents the  acquisition  price of the Telemig Holding shares owned by
          Telpart,  of which R$1.097 million  represents the acquisition price for the common shares
          (an  approximate  value of R$151.171  per common share) and R$ 65 million  represents  the acquisition  price for the non  voting  shares (an  approximate  value of R$ 67.43 per non voting share). The implied value paid by Vivo for the common shares of Telemig Celular was
          R$2,625.04 per common share

o    In accordance  with article 254-A of the  Corporation  Law, Vivo will launch  mandatory  tender offers for the  acquisition of common shares held by  non-controlling  shareholders  of Telemig
     Holding at 80% of the price paid to Telpart and for the  acquisition  of common  shares held by non-controlling  shareholders  of Telemig  Celular at 80% of the implied  price paid per common share of Telemig Holding to the previous controlling entity

o    Goldman  Sachs has been  engaged by Vivo to prepare this  Valuation  Report with respect to the
     Telemig Companies,  in connection with the MTOs that we understand are being made in accordance with the Article  254-A of  Corporation  Law, as amended,  and with respect to the tender offer rules (CVM  Instruction 361 of March 5, 2002), as a consequence of the acquisition of Telpart's controlling block of shares in Telemig Holding by Vivo

o    Unless  otherwise  noted,  the base date of the  information  and analysis  presented are as of
     December 31, 2007

o    We were informed by members of the senior  management of the Telemig Companies and Vivo that as of April 07, 2008 they are not aware of any relevant  information that would have  meaningfully affected the Telemig Companies' value between December 31, 2007 and April 07, 2008

o    As part of the Valuation Report, we have utilize the following methodologies and parameters:

     -    Volume weighted share prices

     -    Book value per share

     -    Discounted cash flow analysis

(1) Adjusted for the reverse share split effective since August 14, 2007.
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                                                                                 Executive Summary 4

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Executive Summary

(Cont'd)

- We understand that determining a range of indicative values per share of the Telemig Companies for this Valuation Report requires the use of an appropriate methodology for analyzing the Telemig Companies' business. For purposes of this Valuation Report, we believe that the discounted cash flow methodology, which considers the company's projected financial results over an extended period of time and a stable macroeconomic scenario for Brazil, is the most appropriate methodology
- For the purpose of determining an indicative range of values per share for Telemig Celular, we have used the following main assumptions for our discounted cash flow methodology among others:
  - The selected discount rate range was 10.00% to 10.50%
  - The selected perpetuity growth rate range was 3.75% and 4.00%
  - The underlying projections were provided or reviewed by the management of Telemig Companies and Vivo and reviewed by Goldman Sachs
- For purposes of performing the financial analyses contained in this Valuation Report, we have not allocated the aggregate equity value of Telemig Companies among the holders of voting and non-voting shares of Telemig Companies, nor have we assumed any economic differentiation between such classes of shares
- The results for the indicative prices per share under the different examined methodologies were:

	Volume Weighted Average Share Price (1)			
Share Price Range (R$)	August 2, 2006 to August 1, 2007	August 2, 2007 to April 07, 2008	Book Value per Share (2)	Discounted Cash Flow (3)
Telemig Celular				
Low-end	n.m.	n.m.	n.m.	1,703.32
High-end	1,403.94	1,988.72	451.31	1,889.89
Telemig Holding				
Low-end	n.m.	n.m.	n.m.	100.89
High-end	86.07	109.94	33.97	111.07

[1] Volume weighted average share price calculated based on voting shares (ON), which we understand are the object of the MTO. Shares outstanding as of December 31, 2007.
[2] Book value as of December 31, 2007. Total shares outstanding (ON and PN) as of December 31, 2007. Excludes treasury shares.
[3] Using a nominal weighted average cost of capital ("WACC") in US Dollars between 10.00% and 10.50% and a nominal perpetuity growth rate between 3.75% and 4.00%.

Executive Summary 5

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II. Information on Goldman Sachs
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                                                                      Information on Goldman Sachs 6

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INFORMATION ON GOLDMAN SACHS CREDENTIALS

Overview of Goldman      Goldman Sachs is a leading global investment banking, securities and investment management firm1 that provides services Sachs worldwide to clients, which includes corporations, financial institutions, governments and high-networth individuals.

                         The Latin American Investment Banking Division of Goldman Sachs comprises
                         36 members, based in Sao Paulo, New York, Mexico and Buenos Aires, with the full support of Goldman Sachs' teams from five continents and almost 50 offices around the world.
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Summary Credentials      #1 M&A Advisor Globally for the last 10 years ('98 to '07)(2)

            Company            Date                   Brief Description
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2007
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                                         o Goldman Sachs, as ArcelorMittal's financial advisor,
                                           rendered a valuation report of Arcelor Brasil S.A. in
         Arcelor Brasil        June        connection with the mandatory tender offer of Arcelor
                                           Brasil
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2006
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                                         o Goldman Sachs, as Net's exclusive financial advisor,
                                           rendered an economic valuation of Net Servicos de
          NET / VIVAX        October       Comunicacao S.A. and Vivax S.A. in connection with the
                                           acquisition of Vivax by Net
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                                         o Goldman Sachs advised Telefonos de Mexico S.A.B. de C.V.
                                           in connection with the voluntary tender offer to acquire
            Embratel           May         the shares of Embratel Participacoes S.A. not already
                                           owned by Telmex. As financial advisor, Goldman Sachs
                                           provided valuation analyses to Telmex
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                                         o Goldman Sachs provided Telecom Italia with an economic
                                           valuation analysis of TIM Participacoes S.A. and TIM
     Tim Participacoes and                 Celular S.A. as part of its advisory services in
           TIM Celular       February      connection with the merger of TIM Celular S.A. into TIM
                                           Participacoes S.A.
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                                         o Goldman Sachs provided Embraer S.A. with an economic
            Embraer          January       valuation of the company in connection with its share
                                           restructuring
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2005
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                                         o Goldman Sachs rendered a valuation report of Telesp
                                           Celular Participacoes S.A., Tele Centro Oeste Celular
                                           Participacoes S.A., Tele Sudeste Celular Participacoes
             Vivo            December      S.A., Celular CRT Participacoes S.A. and Tele Leste
                                           Celular Participacoes S.A. in connection with the merger
                                           of Brasilcel's five subsidiaries and creation of one
                                           single listed entity, VIVO Participacoes S.A.
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                                         o Goldman Sachs rendered an economic valuation analysis of
                                           TIM Sul S.A. and TIM Nordeste Telecomunicacoes S.A. to
                                           TIM Participacoes S.A., as its financial advisor, in
     TIM Sul and TIM Nordeste              connection with the acquisition of minority interests in
        Telecomunicacoes      April        TIM Sul and TIM Nordeste

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(1)  Source: Thomson Financial Securities Data, based on global closed M&A advisory and equity issuance volume league tables considering the period starting in January 1, 1998 and ending in
     December 31, 2006. According to these league tables during the specified period Goldman Sachs acted as (i) financial advisor in mergers and acquisitions representing an aggregate amount of
     US$7,232 billion from a total of US$21,572 billion, representing the highest market share among all advisors, with a market share of 33.5%, and (ii) a bookrunner in equity offerings representing an aggregate amount of US$525.4 billion from a total of US$4,278 billion, also representing the highest market share among all advisors, with a market share of 12.3% .

(2)  Source: Thomson Financial Securities Data, based on Global Announced M&A Volume.
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                                                                      Information on Goldman Sachs 7

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Information on Goldman Sachs

Professionals and Internal Approval Process

- The internal process at Goldman Sachs carried out in connection with this Valuation Report includes the review by an internal Valuation Committee of the analysis performed by the team assigned to execution of this Valuation Report
- The professionals below were responsible for the execution of this Valuation Report:

Name	Position	Summary Relevant Experience
Eduardo Centola	Managing Director	■ 14 years of M&A experience ■ Advised Embraer in the reorganization of its share capital; Telesp Celular S.A. in the restructuring of their mobile assets in Brazil; CVRD on its acquisition Caemi from Mitsui and Telefonica on its tender offer for minorities of its subsidiaries in Brazil, Argentina and Peru
Santiago Rubin	Vice-President	■ 11 years of M&A experience ■ Advised NET in the merger with Vivax S.A., Telmex in the acquisitions of AT&T Latin America, Embratel Participações and in the voluntary tender offer for Embratel Participações' minorities, also advised in the sale of Global Telecom to Portugal Telecom. Has also participated in multiple telecommunications and media transactions across the Latin America region
Cristina Bueno	Vice-President	■ 9 years of M&A experience ■ Actively participated in several important transactions in the region including the acquisition of Vivax by Net, the creation of the world's largest brewer, InBev; Globo's, debt restructuring in Brazil; Telesp Celular capital increase; amongst others
Rafael Pereira	Analyst	■ 4 years of M&A experience ■ Selected transaction experience include: the US$ 3.7 billion IPO and the Demutualization of Bovespa, the US$ 275 million IPO of BrasilAgro, the 1st IPO of a "blank check" company in Brazil, the American Bank Note IPO and the Localiza Follow On offering

Information on Goldman Sachs 8

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INFORMATION ON GOLDMAN SACHS
IMPORTANT DISCLOSURES

Important Disclosures by Goldman Sachs:

o    On April 2, 2008, the Merchant Bank Division of Goldman, Sachs & Co had no position on shares issued by the Telemig Companies and Vivo. Other entities related to Goldman, Sachs & Co may own additional shares or may manage shares owned by third parties. Goldman, Sachs & Co. and/or its affiliates may, from time to time, enter into derivatives transactions that may increase or reduce its economic exposure to Telemig Companies stock or require long or short hedge positions.

o    Goldman Sachs:

     (i)  is a financial institution, providing a wide range of investment banking, investment management and trading services to its clients, which may include Telemig Companies, Vivo, and/or their respective affiliates;

     (ii) may directly or indirectly own, from time to time, including by means of affiliated companies or investment funds under Goldman Sachs' management, securities issued by
          Telemig Companies, Vivo, and/or their respective affiliates;

o    Goldman Sachs represents that the conclusions presented by this Valuation Report relied on financial projections provided and reviewed by Vivo's and the Telemig Companies' management and to the best of its knowledge were reached without undue or improper influence by Vivo or by
     Telemig Companies

o    On that basis Goldman Sachs believes it had no conflicts of interest that affected its independent judgment when it prepared this Valuation Report

o    Goldman Sachs will receive a total of US$ 2.0 million from Vivo in connection with this
     Valuation Report and the Advisory Services for this transaction

o    Goldman Sachs and the Goldman Sachs Entities have not received any fees for investment banking and other financial advisory services from the Telemig Companies in the period starting 12 months from the request for registration of the MTO with the CVM

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                                                                      Information on Goldman Sachs 9

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III. Information on Telemig

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                                                                           Information on Telemig 10

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Overview of Telemig Celular

Brief Description

- Telemig Celular is a wireless carrier in the State of Minas Gerais, the state with the third largest economy in Brazil
- The company is controlled by Telemig Holding, which, prior to the transaction, was controlled by Telpart
- In May 2005, Telemig Celular initiated its operations in Sector 3 of Region 1 of the State of Minas Gerais, increasing the population in Telemig's area of operation to 19 million (approximately 10% of the total Brazilian population)
- In August 2007, Telemig was the first carrier in Brazil to offer 3G services to its subscribers
- Telemig's competitors in the state are TIM, Oi, Claro and CTBC Celular

Geographical Footprint


State of Minas
Gerais

Region/Sector	Frequencies
Region 1	
Sector 2 – Minas Gerais (except Triângulo Mineiro Region)	800 MHz, 900 MHz and 1800 MHz
Sector 3 – Triângulo Mineiro	900 MGz and 1800 MHz

Revenue Breakdown (2007)


Handsets
07%
Services
93%

Total: R$ 1,377.4 mm

Source: Telemig filings.

Information on Telemig 11

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CURRENT CORPORATE STRUCTURE OF THE TELEMIG COMPANIES
PRE AND POST-TRANSACTION

                           Pre-Transaction                      Post-Transaction
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Source: Telemig Information.
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                                                                           Information on Telemig 12

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SUMMARY VIEWS ON BRAZILIAN WIRELESS SECTOR

                                       Global Wireless Sector
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o    According to the Wireless Intelligence, the total number of wireless subscribers was globally estimated to have reached 3.3 billion on December 31, 2007 with the largest markets being
     China, United States, India, Russia and Brazil

     -    The sector has experienced significant growth over the past 7 years with a estimated 25%
          CAGR from 2000 to 2007

     -    However, according to Standard & Poor's, the US market growth rated has slowed down for the double-digit growth over the past 15 years and approaches a period of market maturity, not only in terms of subscribers and revenues. Additional revenue growth is being driven by the increased usage of data services

o    GSM is the prevailing technology, representing approximately 80% of the total handsets, followed by CDMA

                            Brazilian Wireless Sector
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o    The Brazilian private wireless sector was born with the spin-off of the mobile services of the former state-owned telecom operators in 1998. This created the Band A operators which were subsequently privatized in a public auction

o    In 1997, with the sale of Band B licenses the market was opened to competition. In 2002, the introduction of the Band D and Band E the sector competitive environment was defined

o    Eight groups control the 40 SMP licenses in Brazil: Vivo, Claro, TIM, Oi, CTBC/Algar,
     Sercomtel, Telemig/Amazonia and Brasil Telecom

o    According to the Anatel, the Brazilian wireless market was comprised of 121.0 million subscribers as of December 31, 2007, representing a 63% penetration over the total population

     -    GSM represented approximately 78% of the total handsets and became since 2005 the leading technology, substituting the TDMA technology. As of December 31, 2007, CDMA and TDMA amounted 17% and 4% of the total handsets, respectively

Source: ACEL, Anatel, Standard & Poor's, Teleco, Wireless Inteligence.
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                                                                           Information on Telemig 13

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IV. SUMMARY OF VALUATION ANALYSES

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                                                                    Summary of Valuation Analyses 14

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METHODOLOGIES AND PARAMETERS

o    As part of the Valuation Report with respect to the Telemig Companies, we have utilized the following methodologies and parameters:

o    Volume Weighted Average Share Price(1):

     -    Price of Telemig Holding and Telemig Celular ON shares weighted by its daily traded volume at the Bovespa, for two date ranges: - Last twelve months prior to the transaction (from
          August 2, 2006 to August 1, 2007)

     -    From the date of the transaction to the date of publication of this report (from August 2,
          2007 to April 7, 2008)

o    Book Value per Share

     -    Shareholders' equity according to Telemig Celular's and Telemig Holding's balance sheets filed with the CVM as of December 31, 2007 divided by the total number of shares respectively, excluding shares held in treasury, if any(2)

o    Discounted Cash Flow Analysis:

     -    Net present value of the unlevered free cash flows (before financing costs) of Telemig
          Celular based on projections provided by the management of Telemig and Vivo discounted using a nominal weighted average cost of capital ("WACC") range between 10.00% and 10.50%
          and a nominal perpetuity growth rate range between 3.75% and 4.00%

o    For the purpose of determining a range of values per share for Telemig Celular and Telemig
     Holding, we have used the discounted cash flow methodology

o    For purposes of performing the Valuation Analyses, we have not allocated the aggregate equity value of the Telemig Companies among the holders of voting and non-voting shares of the Telemig
     Companies, nor have we assumed any economic differentiation between such classes of shares

(1)  Volume weighted average share price calculated based on voting shares (ON), which we understand are the object of the MTOs.

(2)  Total number of Telemig shares, excluding shares held in treasury, if any, as of December 31,
     2007.
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                                                                    Summary of Valuation Analyses 15

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SUMMARY OF VALUATION ANALYSES (1)
TELEMIG CELULAR

     Illustrative Telemig Celular Equity Value (R$ mm)             Value per Share (R$)

                                             [Graphic]

(1)  Market data as per Factset.

(2)  Book value as of December 31, 2007. Total ON and PN shares as of December 31, 2007, excluding treasury shares.

(3)  Using a nominal weighted average cost of capital ("WACC") in US Dollars between 10.00% and
     10.50% and a nominal perpetuity growth rate between 3.75% and 4.00% .
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                                                                    Summary of Valuation Analyses 16

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SUMMARY OF VALUATION ANALYSES (1)
TELEMIG HOLDING

      Illustrative Telemig Holding Equity Value (R$ mm)                     Value per Share (R$)

                                             [Graphic]

(1)  Market data as per Factset.

(2)  Book value as of December 31, 2007. Total ON and PN shares as of December 31, 2007, excluding treasury shares.

(3)  Using a nominal weighted average cost of capital ("WACC") in US Dollars between 10.00% and
     10.50% and a nominal perpetuity growth rate between 3.75% and 4.00% .
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                                                                    Summary of Valuation Analyses 17

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A. VOLUME WEIGHTED AVERAGE SHARE PRICE

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                                                              Volume Weighted Average Share Price 18

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Volume Weighted Average Share Price
Telemig Celular ON

                                Volume Weighted Average Share Price
                                 (August 2, 2006 - August 1, 2007)
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                                 Volume Weighted Average Share Price
                                  (August 2, 2007 - April 7, 2008)
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                                              [Graphic]

Source: Factset.
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                                                              Volume Weighted Average Share Price 19

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VOLUME WEIGHTED AVERAGE SHARE PRICE
TELEMIG HOLDING ON

               Volume Weighted Average Share Price (August 2, 2006 - August 1, 2007)
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                                             [Graphic]

                Volume Weighted Average Share Price (August 2, 2007 - April 7, 2008)
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                                             [Graphic]

Source: Factset.
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                                                              Volume Weighted Average Share Price 20

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B. Book Value per Share

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                                                                             Book Value per Share 21

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BOOK VALUE PER SHARE (1)
AS OF DECEMBER 31, 2007

(R$ IN MILLION, EXCEPT FOR NUMBER OF SHARES AND SHARE PRICES)

                                           Telemig Celular
                                                                  December 31, 2007
Total Assets                                                                  1,906
Total Liabilities                                                               835
Shareholders' Equity                                                          1,071
Number of Shares (1)                                                      2,372,176
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Equity Value per Share (R$)                                                  451.31
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                                           Telemig Holding
                                                                  December 31, 2007
Total Assets                                                                  2,339
Total Liabilities                                                               930
Minority Interest                                                               179
Shareholders' Equity                                                          1,230
Number of Shares (1)                                                     36,207,061
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Equity Value per Share (R$)                                                   33.97
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Source: Telemig quarterly filling as of December 31, 2007.

(1)  Total ON and PN shares outstanding as of December 31, 2007. Excludes shares held in treasury.
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                                                                             Book Value per Share 22

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C. DISCOUNTED CASH FLOW ANALYSIS

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                                                                    Discounted Cash Flow Analysis 23

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DISCOUNTED CASH FLOW METHODOLOGY 123

o    The discounted cash flow analysis was performed as of December 31, 2007 and according to the company business plan on the date of this Valuation Report the projection period ranges from
     2008 to 2016. Projections were prepared by the Telemig Companies and Vivo and reviewed by
     Goldman Sachs in nominal terms

o    Unlevered free cash flows (before financing costs) were projected in Reais and subsequently converted to US Dollars at the average projected exchange rate for each year

o    Illustrative enterprise values were determined considering the sum of:

     -    Net present values calculated as of December 31, 2007 with respect to the unlevered free cash flows for the projection period, and

     -    Net present values calculated as of December 31, 2007 with respect to the terminal value, determined using the perpetuity growth methodology applied to a normalized unlevered free cash flow (Capex equal to depreciation)

o    The illustrative present values of the unlevered free cash flows were calculated using a nominal weighted average cost of capital ("WACC") range in US Dollars between 10.00% and
     10.50%. The nominal perpetuity growth rate for the unlevered free cash flow range was between
     3.75% and 4.00%

o    The equity value was determined by subtracting from the enterprise value previously calculated
     (i) the value of the net debt(1) which includes the companies' debt, accrued interests, hedging transactions, dividends payables and cash and cash equivalents, (ii) the value of the net contingencies(2), as set forth in the balance sheets as of December 31, 2007

o    The equity value per share for Telemig Celular and Telemig Holding was determined by dividing the equity value by the total number of shares respectively, excluding shares held in treasury

o    Additionally, we would like to clarify that the value of the companies is calculated in 2 steps:

     -    (i) in the first step, we calculated the enterprise value of Telemig Celular from the operating and financial projections prepared by the management team of the Telemig
          Companies and Vivo, then we deducted the (i) net debt(1) and (ii) the net contingencies(2)
          of Telemig Celular in order to get to the Telemig Celular equity value

     -    (ii) as a second step, we then calculated the enterprise value of Telemig Holding by multiplying its equity holdings in Telemig Celular by the Telemig Celular equity value calculated in the first step. We then subtracted the (i) net debt(1) of Telemig Holding(3)
          and (ii) the net contingencies(2) of Telemig Holding(3) standalone according to its balance sheet as of December 31, 2007

o    We recommend investors to read the Annex A (Additional Supporting Materials) and the Annex B
     (Glossary) for additional information

(1)  Net Debt = Companies' debt (+) accrued interests (+) hedging transactions (+) dividends payables (-) cash and cash equivalents.

(2)  Contingencies net of judicial deposits based on the amount provisioned on the balance sheet of the companies on December 31, 2007.

(3)  Refers to the Standalone Balance Sheet.
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                                                                    Discounted Cash Flow Analysis 24

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Forecasts for Telemig Celular

(R$ in million)

	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E
Total Subscribers ('000s EoP)	**3,988**	**4,159**	**4,257**	**4,347**	**4,412**	**4,466**	**4,522**	**4,579**	**4,637**
Pre-Paid	3,146	3,299	3,388	3,469	3,528	3,576	3,626	3,678	3,730
Post-Paid	842	859	869	878	885	890	896	901	907
Total Subscribers ('000s Average)	**3,944**	**4,073**	**4,208**	**4,302**	**4,380**	**4,439**	**4,494**	**4,550**	**4,608**
Pre-Paid	3,107	3,223	3,344	3,429	3,498	3,552	3,601	3,652	3,704
Post-Paid	838	851	864	874	881	887	893	898	904
Blended ARPU (R$)	**30.6**	**31.2**	**32.0**	**32.7**	**33.5**	**34.4**	**35.5**	**36.5**	**37.5**
Net Service Revenues	**1,449**	**1,527**	**1,614**	**1,691**	**1,762**	**1,834**	**1,914**	**1,994**	**2,076**
Net Handset Revenues	**141**	**145**	**143**	**149**	**149**	**150**	**152**	**157**	**163**
Total Net Revenues	**1,590**	**1,672**	**1,757**	**1,839**	**1,910**	**1,984**	**2,066**	**2,150**	**2,239**
Fixed Costs	**440**	**461**	**462**	**484**	**500**	**518**	**539**	**562**	**586**
Variable Costs	**642**	**679**	**674**	**706**	**708**	**716**	**728**	**747**	**771**
Total Operating Expenses	**1,083**	**1,140**	**1,136**	**1,190**	**1,209**	**1,234**	**1,267**	**1,309**	**1,357**

Key Observations

- Subscriber base growing as consequence of increased penetration and gains in market share, which is expected to reach 30% in 2016E
- Bulk of additional growth expected to come from pre-paid subscribers, representing 90% of the Company's net additions throughout the projection period
- ARPU increase in nominal terms to be driven primarily by the tariffs inflation pass-through, despite a decrease in real terms and growing usage of data revenues
- Slower growth in handset revenues as a result of a declining growth rate of subscribers coupled with lower handset prices, due to gains of scale
- Selling and marketing expenses expected to decrease as a percentage of revenues as a less competitive environment is forecasted
- Telemig expected to incur in license renewal costs starting in 2009E, which were normalized by assuming a annual cost of 1.0% of the previous year's revenues

Source: Based on financial information prepared by Telemig and Vivo.

Discounted Cash Flow Analysis 25

Goldman Sachs

Forecasts for Telemig Celular (Cont'd)

(R$ in million)

	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	Perpetuity
EBITDA	507	532	621	649	702	750	800	841	883	883
EBITDA Margin (%)	*31.9%*	*31.8%*	*35.4%*	*35.3%*	*36.7%*	*37.8%*	*38.7%*	*39.1%*	*39.4%*	*39.4%*
(-) Depreciation	171	78	97	116	138	153	170	188	179	179
(-) Employee profit sharing	20	16	16	17	18	18	19	20	21	21
(=) EBITA	316	439	508	517	546	578	611	633	683	683
EBITA Margin (%)	*19.9%*	*26.2%*	*28.9%*	*28.1%*	*28.6%*	*29.1%*	*29.6%*	*29.5%*	*30.5%*	*30.5%*
(-) Adjusted Taxes	107	149	173	176	186	197	208	215	232	232
(=) Unlevered Net Income (1)	209	290	335	341	360	382	403	418	451	451
(+) Depreciation	171	78	97	116	138	153	170	188	179	179
(-) Capex	203	181	180	176	173	176	175	182	189	179
(-) Change in Working Capital	81	(9)	14	(12)	1	2	1	(0)	3	0
Free Cash Flow	**97**	**196**	**238**	**293**	**325**	**357**	**397**	**424**	**437**	**451**

Source: Based on financial information prepared by Telemig and Vivo.
Note: EBITDA Margin is calculated as the EBITDA (earnings before interest taxes, depreciation and amortization) over Net Revenues. Change in working capital is calculated as the change in the current operating assets (receivables, inventory and others) minus current operating liabilities (payables, taxes and others).

[1] *Net operating profit less adjusted taxes.*
[2] *Free Cash Flow for terminal value adjusted to assume that depreciation equals Capex, while 2007E adjusted to reflect seasonality of the capital expenditures.*

Terminal Value $= \frac{\text{Free Cash Flow}_n^* (1 + g)}{(WACC - g)}$ *, in which g is the nominal perpetuity growth rate*

Discounted Cash Flow Analysis 26

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[Graphic]

TELEMIG CELULAR DISCOUNTED CASH FLOW ANALYSIS
TELEMIG CELULAR (CONT'D)

(R$ in million, except per number of shares and share values) (123)
-------------------------------------------------------------------------------
                                                    Telemig Celular
                                         --------------------------------------
                                              Range of Indicative Values
                                         --------------------------------------
      Enterprise Value (1)                       3,928             4,371
(-)   Net Debt / (Cash) (2)                       (136)             (136)
(-) Contingencies (2)                               24                24
(=) Equity Value                                 4,041             4,483
(/)   Number of Shares (3)                   2,372,176         2,372,176
(=)   Equity Value per Share                  1,703.32          1,889.89

(1)  Enterprise Value calculation can be found in the "Selected Formulas for the Discounted Cash
     Flow Analysis" page.

(2)  Includes (i) net financial debt and net contingencies from audited financial statements as of
     December 31, 2007, and (ii) and dividends and interest on capital already announced but not paid by the Company.

(3)  Shares outstanding as of December 30, 2007 (Source: Company Public Filings) . Excludes treasury shares.
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                                                                    Discounted Cash Flow Analysis 27

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TELEMIG HOLDING DISCOUNTED CASH FLOW ANALYSIS

(R$ in million, except per number of shares and share values)(12)
--------------------------------------------------------------------------------

                                                      Telemig Holding
                                              ----------------------------------
                                                Range of Indicative Values
                                              ----------------------------------
    Equity Value Telemig Celular                      4,041          4,483
(x) % Ownership of Telemig Participacoes               83.3           83.3
(=) Enterprise Value                                  3,364          3,732
(-) Net Debt / (Cash) (1)                              (289           (289
(-) Contingencies (1)                                     0              0
(=) Equity Value                                      3,653          4,022
(/) Number of Shares (2)                         36,207,061     36,207,061
Equity Value per Share                               100.89         111.07

(1)  Includes (i) net financial debt and net contingencies from audited financial statements as of
     December 31, 2007, and (ii) and dividends and interest on capital already announced but not paid by the Company.

(2)  Shares outstanding as of December 31, 2007 (Source: Company Public Filings) . Excludes treasury shares.
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                                                                    Discounted Cash Flow Analysis 28

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APPENDIX A: VALUATION SUPPORTING MATERIALS

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                                                                   Valuation Supporting Materials 29

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MACROECONOMIC ASSUMPTIONS FOR BRAZIL

                                    2008E     2009E     2010E     2011E     2012E
-----------------------------------------------------------------------------------
Inflation
---------
Brazilian Inflation - (IGP-M)        5.2%      4.4%      4.1%      4.0%      4.0%
US Inflation (CPI)                   4.0%      2.0%      2.0%      2.0%      2.0%
Inflation Differential (%)           1.2%      2.4%      2.0%      2.0%      2.0%
IGP-M Index                        113.4%    118.4%    123.2%    128.1%    133.2%

Exchange Rate (BRL/USD)
-----------------------
End of Period                       1.79      1.87      1.93      1.94      2.00
Average                             1.75      1.83      1.90      1.91      2.00
BRL Devaluation                      1.1%      4.5%      3.2%      0.5%      3.1%

Interest Rates
--------------
Selic (Average)                     11.3%     10.6%     10.0%      9.3%      9.0%

                                       2013E     2014E      2015E     2016E
--------------------------------------------------------------------------------
Inflation
---------
Brazilian Inflation - (IGP-M)           4.0%      4.0%       4.0%      4.0%
US Inflation (CPI)                      2.0%      2.0%       2.0%      2.0%
Inflation Differential (%)              2.0%      2.0%       2.0%      2.0%
IGP-M Index                           138.5%    144.1%     149.9%    155.8%

Exchange Rate (BRL/USD)
-----------------------
End of Period                          2.04      2.08       2.12      2.16
Average                                2.02      2.06       2.10      2.14
BRL Devaluation                         2.0%      2.0%       2.0%      2.0%

Interest Rates
--------------
Selic (Average)                         9.0%      9.0%       9.0%      9.0%

Source: Brazilian Central Bank and Goldman Sachs' Economic Research. Assumptions are assumed to remain constant for periods where no projections are available.
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                                                                   Valuation Supporting Materials 30

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WEIGHTED AVERAGE COST OF CAPITAL

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                                                                   Valuation Supporting Materials 31

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WEIGHTED AVERAGE COST OF CAPITAL CALCULATION

                                           Risk-Free Rate
----------------------------------------------------------------------------------
10-year US Treasury (a)                                                       4.4%
(+) Brazil Sovereign Spread Average (b)                                       1.9%
(=) Assumed Risk-Free Rate                                                    6.3%

                                           Cost of Equity
----------------------------------------------------------------------------------
US Equity Risk Premium (c)                                                    5.2%
Beta (d)                                                                      1.3
(+) Assumed Risk-Free Rate                                                    6.3%
(=) Cost of Equity                                                           13.0%

                                            Cost of Debt
----------------------------------------------------------------------------------
Pre-tax Cost of Debt (e)                                                     7.6%
(x) Marginal Tax Rate                                                       34.0%
(=) Cost of Debt                                                             5.0%

                                          WACC Calculation
----------------------------------------------------------------------------------
Target Debt / Total Capitalization                                          35.0%
Target Equity / Total Capitalization                                        65.0%
WACC (Nominal US$)                                                          10.2%
Inflation Diferential                                                        2.2%
WACC (Nominal R$)                                                           12.6%

(a)  Average yield of the 10 year on-the-run U.S. Treasury Bond on April 7, 2008 (average for the last 12 months) (Source: Factset)

(b)  Average spread of the 2027 Brazilian Government Bond over the 10 year on-the-run US Treasury
     Bond on April 7, 2008 (average for the last 12 months) (Source: Factset) (c) Equity Risk
     Premium based on US Long-Horizon Equity Risk Premia in US dollars from 1957 to 2006 (Source:
     "U.S. Equity Risk Premium" Ibbotson 2007 report)

(d)  Average unlevered beta for comparable international players, relevered based on Target Debt/
     Total Capitalization for the companies, please see formula on page that displays the Beta
     Calculation (Source: Bloomberg as of April 7, 2008)

(e)  Assumes average YTM of comparable domestic players issuances

                                             [Graphic]

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                                                                   Valuation Supporting Materials 32

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WEIGHTED AVERAGE COST OF CAPITAL CALCULATION
Beta Calculation Note:12

[Graphic]

Unleverage Levered (Global)                       AVG
------------------------------------------------------
Average Unlevered Beta                           0.96
------------------------------------------------------
Target Debt/ Total Cap.               35%          35
------------------------------------------------------
Target Debt/ Equity                   54%          54
------------------------------------------------------
Tax Rate                              34%          34
------------------------------------------------------
Levered Beta                                     1.31
------------------------------------------------------

Leverage Beta = Average of the unleverage betas x [ 1 + Target Debt / Equity x (1 - Tax Rate)]

Note: Selected company list represents the comparable companies in the national and internation markets

(1)  Total debt and equity positions as per most recent financial statements and market data.

(2)Source: Bloomberg as of April 7, 2008.
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                                                                   Valuation Supporting Materials 33

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SUMMARY COMPANY OPERATIONAL AND FINANCIAL PROJECTIONS
Telemig Celular

[Graphic]

[Graphic]

[Graphic]

[Graphic]

Source: Based on financial information prepared by Telemig and Vivo.
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                                                                   Valuation Supporting Materials 34

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[Graphic]

SUMMARY COMPANY OPERATIONAL AND FINANCIAL PROJECTIONS
Telemig Celular

[Graphic]

[Graphic]

[Graphic]

[Graphic]

Source: Based on financial information prepared by Telemig and Vivo.
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                                                                   Valuation Supporting Materials 35

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TELEMIG CELULAR INVESTMENTS PLAN
2008 - 2016

(R$ in million)
----------------------------------------------------------------------------------------------------

o    Includes investments to participate in Programa Minas Comunica, a government-sponsored program with the purpose of expanding wireless service coverage to the entirety of the State of Minas
     Gerais

o    In 2006, Telemig was declared the winner of the Second RFP of the program (Lote 2), which is expected to trigger investments of over R$60 million12 over 2007 and 2008

                                             [Graphic]

(1)  The 2008 Capex budget already includes the investments won in the Second RFP.

(2)  The Minas Comunica program is part of a Minas Gerais Government initiative to provide universal access to mobile phones in the State. As such, the State Government subsidizes operators to build networks in cities distant from major centers, where the profitability is lower. Thus, although the projections contain the impact of the program, they do not have a significant effect on Telemig's results.
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                                                                   Valuation Supporting Materials 36

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[Graphic]

TELEMIG CELUAR AND TELEMIG HOLDING VALUE COMPOSITION FOR A RANGE OF WACC AND PERPETUITY GROWTH RATE
(R$ in million, except per number of shares and share values) Note:12345

o    To derive the value of Telemig Holding, one must first establish the valuation of Telemig
     Celular

[Graphic]

Note: The range of values displayed in the Enterprise Value in this Valuation Report were selected from the extreme values of each matriz as highlighted above.

(1)  WACC and Perpetuity Growth Rate in US$ nominal terms.
(2)  Net debt of Telemig Celular as of December 31, 2007.
(3)  Contingencies, net of judicial deposits, based on the provisioned amounts in the companies balance sheets as of December 31, 2007.
(4)  Incremental net debt of Telemig Holding as of December 31, 2007.
(5)  As of December 31, 2007. Reflects the capital increase held in May 2007 to capitalize the goodwill benefit and the reverse split effective since August 14, 2007.
----------------------------------------------------------------------------------------------------
                                                                   Valuation Supporting Materials 37

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[Graphic]

SELECTED FORMULAS FOR THE DISCOUNTED CASH FLOW ANALYSIS

Free Cash Flow = Unleverage Cash Flow + Depreciation and Amortization - Capex - Change in Working
Capital

                                             [Graphic]

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                                                                   Valuation Supporting Materials 38

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APPENDIX B: GLOSSARY

----------------------------------------------------------------------------------------------------
                                                                                         Glossary 39

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GLOSSARY

o    ARPU: average revenue per user (average for the period) in nominal Reais per month

o    Beta: Coefficient that measures the non-diversifiable risk to which an asset is subject to. The coefficient is determined by a linear regression between the variation of the price of the asset and the variation of the price of the market portfolio

o    Capex (capital expenditures): Investments in fixed assets

o    EBITDA: Earnings before interest, taxes, depreciation and amortization

o    EBIT: Earnings before interest and taxes

o    IPCA: (Y)ndice de Precos ao Consumidor Amplo: consumer price index, an indicator of the
     Brazilian inflation

o    LTM: Last Twelve Months as of December 31, 2007

o    Market Risk Premium: Additional return relative to the risk free rate required by investors, in order to compensate for the higher risk of investing in the stock market

o    SELIC: Short-term interest rate in Brazilian Reais

o    Unlevered net income: Net operating profit less adjusted taxes

o    WACC: Weighted Average Cost of Capital

o    Minutes of Use ("MOU"): total minutes (outgoing and incoming) per subscriber per month

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                                                                                         Glossary 40

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[Graphice]

APPENDIX C: SUMMARY

----------------------------------------------------------------------------------------------------
                                                                                          Summary 41
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SUMMARY

Goldman, Sachs & Co. and Goldman Sachs do Brasil Banco Multiplo S.A. (together, "Goldman Sachs" or
"we") have been engaged by Vivo Participacoes S.A. ("Vivo"), to perform the financial analyses contained in this valuation report (including such analyses, the "Valuation Report") with respect to
Telemig Celular Participacoes S.A. ("Telemig Holding") and Telemig Celular S.A., a 83.25% subsidiary of Telemig Holding ("Telemig Celular" and, together with Telemig Holding, "Telemig Companies") in connection with the mandatory tender offers ("MTOs") that Vivo will launch as required by art. 254-A of Law No. 6,404 of December 15, 1976, as amended (the "Corporation Law"), and CVM Instruction 361 of March 5, 2002, as amended, as a consequence of the acquisition by Vivo of a controlling stake in
Telemig Holding (the "Control Acquisition") .

This Valuation Report has been prepared solely for the assistance of Vivo. We understand, however, that the analyses and methodologies contained herein may be used pursuant to and for the purposes of articles 8 and 16, subparagraph I of CVM Instruction No. 361 of March 5, 2002, as amended and that the Valuation Report will be filed with the United States Securities and Exchange Commission pursuant to Regulation 14(e) issue pursuant to the Securities and Exchange Act of 1934, as amended.
This Valuation Report is not to be used, circulated, quoted or otherwise referred to for any other purpose or by any other person, nor is it to be filed with, included in or referred to, in whole or in part, in any registration statement, proxy statement or any other document, except in accordance with our prior written consent. This Valuation Report does not constitute a proposal, offer or recommendation of any kind by Goldman Sachs to Telemig Companies' shareholders, and the decision to accept or not accept Vivo's offer is the sole and exclusive responsibility of each of Telemig
Companies' shareholders and in connection with making such decision, Telemig Companies' shareholders should make their own determination as to the value of their shares of the Telemig Companies. This
Valuation Report has been prepared and written in both the Portuguese and English languages, and the
Portuguese version shall prevail for all purposes.

In connection with the preparation of this Valuation Report, we have reviewed, among other things:
(i) certain financial analyses and forecasts of Telemig Companies, prepared by its and Vivo's senior management and approved for our use by the senior management of Telemig Companies and Vivo's (the
"Forecasts"); (ii) publicly available consolidated financial statements of Telemig Companies for the two years ended December 31, 2006 and 2007, which were audited by Deloitte Touche Tohmatsu; (iii)
certain other financial information with respect to Telemig Companies; (iv) the cash and bank balances, loans and other debt obligations and contingencies provisions of Telemig Companies as of
December 31, 2007 in conformity with generally accepted accounting principles in Brazil and (v)
certain publicly available information. We also have held discussions with members of the senior management of Telemig Companies and Vivo with respect to their assessment of the past and current business operations, financial condition and prospects of Telemig Companies. In connection with preparing this Valuation Report, Goldman Sachs did not assume any responsibility to independently verify any of the information provided to or discussed with it and relied upon the accuracy and completeness of such information. In addition, Goldman Sachs has relied upon assurances of the management of Vivo that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. To this effect, we assume no responsibility or liability with respect to the accuracy, truthfulness, integrity, or sufficiency of such information, for which
Telemig Companies and Vivo are solely and exclusively responsible. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the network properties or facilities of Telemig Companies.

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                                                                                          Summary 42

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[Graphic]

SUMMARY
(CONT'D)

We have assumed that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Telemig Companies and Vivo.

For purposes of performing the financial analyses contained in this Valuation Report, we have not allocated the aggregate equity value of Telemig Companies among the holders of voting and non-voting shares of Telemig Companies, nor have we assumed any economic differentiation between such classes of shares. You should further note that we are not an accounting firm and we did not provide accounting or audit services in connection with this Valuation Report. We did not make an independent verification or appraisal of any of the assets or liabilities (contingent or otherwise)
of Telemig Companies, nor have we examined the solvency of Telemig Companies under any laws concerning bankruptcy, insolvency or similar matters. In addition, because our analyses and valuations contained in this Valuation Report are based upon forecasts of future financial results, it is not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by the Forecasts. Given, further, that these analyses are intrinsically subject to uncertainties and various events or factors outside the control of Goldman
Sachs, neither Goldman Sachs, nor any of its affiliates and representatives, assume any responsibility or liability if future results differ substantially from the projections presented in this Valuation Report and make no representation or warranty with respect to such projections. Our
Valuation Report is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof.

We have acted as joint financial advisor (together with Banco Espirito Santo) to Vivo in connection with the acquisition of the controlling stake of Telemig Holding, representing 22.72% of the outstanding shares, being 53.90% of the voting shares and 4.27% of the non-voting shares previously held by Telpart Participacoes S.A. ("Transaction"), and, irrespective whether any of the MTOs is consummated, we will receive a fee for the services provided by us. Moreover, Vivo has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise as a result of our engagement. In addition, we have provided certain investment banking and other financial advisory services to Vivo and its affiliates from time to time. We also may provide investment banking and other financial services to Vivo, Telemig Companies and their respective affiliates in the future.
In connection with the above described services we have received, and may receive, compensation.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Telemig Companies and Vivo and any of their respective affiliates, or any currency or commodity that may be involved in the transaction for their own account and for the accounts of their customers.

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                                                                                          Summary 43

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[Graphic]

SUMMARY
(CONT'D)

The financial calculations contained in this Valuation Report may not always result in a precise sum due to rounding. This Valuation Report is the intellectual property of Goldman Sachs.

     ---------------------------                   ---------------------------------
           Eduardo Centola                                  Santiago Rubin

     ---------------------------                   ---------------------------------
            Cristina Bueno                                  Rafael Pereira

THE OFFER IS MADE TO ALL SHAREHOLDERS OF TELEMIG COMPANIES LOCATED IN BRAZIL. IN ADDITION,
SHAREHOLDERS OF TELEMIG COMPANIES LOCATED OUTSIDE OF BRAZIL MAY PARTICIPATE IN THE OFFER
ON THE CONDITION THAT SUCH SHAREHOLDERS ARE PERMITTED TO DO SO UNDER THE LAWS AND
REGULATIONS OF THE JURISDICTION IN WHICH THEY ARE LOCATED.

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                                                                                          Summary 44